Dial Global, Inc.
220 West 42nd Street
New York, New York 10036

November 7, 2012

VIA EDGAR

U.S. Securities and Exchange Commission
Division of Corporate Finance
Washington, D.C. 20549
Attn: Larry Spirgel, Assistant Director

Re: SEC comment letter dated November 5, 2012

Dear Mr. Spirgel:

In accordance with my conversation on November 6, 2012 with Joseph Kempf, Senior Staff Accountant, Dial Global, Inc. (“we” or the “Company”) is hereby requesting an extension through Thursday December 6, 2012 to respond to your comment letter addressed to Mr. Spencer Brown, co-CEO, and dated November 5, 2012. The Company's finance and legal departments are presently in the process of preparing the Company's Quarterly Report on Form 10-Q (due next Wednesday, November 14, 2012). The following week, the Company's offices are closed on Thursday and Friday, November 22-23, 2012, in observance of the Thanksgiving holiday. If we can respond more quickly than December 6, 2012, we will certainly do so, but in order to ensure a timely response, we are respectfully requesting this extension.

Please contact me at (212) 419-2906 or mgarza@dialglobal.com should you have any questions.

Sincerely,

/s/ Melissa Garza

Melissa Garza
General Counsel

Cc:     Spencer Brown, co-CEO, Dial Global
Jean Clifton, CFO, Dial Global
Joseph M. Kempf, Senior Staff Accountant, SEC